Exhibit 99(a)(5)(viii)
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
SIERRA WIRELESS, INC.
13811 Wireless Way
Richmond, B.C.
V6V 3A4
Item 2. Date of Material Change
     December 2, 2008
Item 3. News Release
     A press release announcing the change referred to in this report was issued on December 2, 2008.
Item 4. Summary of Material Change
     On December 2, 2008, Sierra Wireless, Inc. announced an agreement to acquire Wavecom.
Item 5. Full Description of Material Change
On December 2, 2008, Sierra Wireless, Inc. (“Sierra Wireless”), a leading provider for wireless modems for mobile computing, and Wavecom S.A. (“Wavecom”), a leading provider of embedded wireless technology for M2M (machine-to-machine) communication, announced that the companies have reached a Memorandum of Understanding (“MOU”) providing for a business combination that will bring together these two industry innovators to form a global leader in wireless data.
Pursuant to and subject to the terms of the MOU, Sierra Wireless will make a cash offer of €8.50 per ordinary share of Wavecom, and €31.93 per OCEANE convertible bond (“OCEANEs”), amounting to an aggregate purchase price of approximately €218 million. The Board of Directors of Wavecom has unanimously determined that the proposed acquisition of Wavecom by Sierra Wireless is in the best interest of the Company, its employees, and, subject to consideration of a fairness opinion, its shareholders. In addition, the founders of Wavecom have committed to tender all of their shares to Sierra Wireless, representing approximately 21% of the outstanding shares, in support of the transaction. The Board of Directors has also decided to adjourn Wavecom’s meeting of shareholders which was to be held on December 8, 2008.
The offer represents a premium of 21% over the offer for Wavecom shares announced by Gemalto on October 6, 2008 and a 108% premium over the share price on October 3, 2008, the last trading day prior to Gemalto’s announcement of its offer. For the OCEANEs, the price represents a premium of 2% to their redemption value.

Wavecom will operate as a Sierra Wireless business unit based in Paris, and the two companies will leverage synergies in product development, sales channels and complementary resources to accelerate profitable growth and product leadership in M2M embedded modules, M2M terminals, and M2M software, solutions and services. Furthermore, the addition of Wavecom’s significant presence and capabilities in Europe will provide strong support to Sierra Wireless’ mobile computing business in the region. Additional information regarding product, go-to-market and other integration details will be provided after the transaction is complete. Sierra Wireless expects the transaction to close in the first quarter of 2009.
The transaction is expected to be implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depositary Shares (“ADSs”) representing Wavecom’s ordinary shares, and all OCEANEs issued by Wavecom. The U.S. offer is anticipated to be open to all U.S. holders of shares and U.S. holders of OCEANEs as well as holders of ADSs, wherever the holder is located. The French offer is anticipated to be open to all other holders of shares and OCEANEs. The offer price will be €8.50 per ordinary share, the U.S. dollar equivalent of €8.50 per ADS (converted as into U.S. dollars as of the date of the settlement of the tender offers), and €31.93 per OCEANE plus accrued but unpaid interest on the OCEANE, in each case in cash. A French offer document has been submitted with further details of the French offer to the Autorité des marchés financiers (“AMF”) and will be opened for acceptances once the AMF has granted its clearance in accordance with French law. The offers will be subject to the condition that at least 50% plus one of all voting rights of Wavecom securities be tendered.
Concurrently with the filing of the offer, Sierra Wireless and Wavecom have entered into a MOU, pursuant to which Wavecom has agreed to support the transaction and has also agreed to non-solicitation and right to match provisions. The MOU also provides for payment to Sierra Wireless of a break fee of €3.27 million in certain circumstances.
Sierra Wireless will use cash available on its balance sheet and available credit facilities to fund the purchase of the ordinary shares and the OCEANEs of Wavecom.  In that context, Sierra Wireless has drawn a Letter of Credit in the amount of €218 million secured by cash and an €80.5 million secured term facility underwritten by CIBC World Markets Inc. and TD Securities Inc. The term facility is to facilitate the purchase of the OCEANEs until Wavecom redeems them from its existing cash balance upon the successful completion of the transaction. If the transaction does not close, both the Letter of Credit and the secured term facility will be cancelled.
Upon closing, Sierra Wireless expects to be sufficiently capitalized and have ample liquidity from its estimated pro forma cash balance. In addition, Sierra Wireless will have access to committed credit facilities, if needed. As of September 30, 2008, Sierra Wireless had $227 million of cash and cash equivalents, short-term and long-term investments on its balance sheet, and Wavecom had €126 million of cash and cash equivalents and marketable securities on its balance sheet.
The tender offers described here, which have not yet commenced, will be made for the ordinary shares, the ADSs and the OCEANEs of Wavecom. This report is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and OCEANEs of Wavecom will be made only pursuant to the offer to purchase and related materials that Sierra Wireless filed with the French AMF as a note d’information, or the Tender Offer Statement on Schedule TO Sierra Wireless intends to file with the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the note d’information, as well as the Schedule 14D-9 and note en réponse we expect Wavecom to file, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org.), and with the SEC, from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless will also be available for free at Sierra Wireless’s website (www.sierrawireless.com).
Item 6. Reliance on subsection 7.1(2) and (3) of National Instrument 51-102
     Not applicable.
Item 7. Omitted Information
     Not applicable.
Item 8. Executive Officer
The following senior officer of Sierra Wireless is knowledgeable about the material change described in this report:
David McLennan
Chief Financial Officer
Telephone: (604) 231-1185
Fax: (604) 231-1103
Item 9. Date of Report
     December 12, 2008
Cautionary Note on Forward Looking Statements
Certain statements in this report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian and French securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause the actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “outlook”, “potential”, “emerging”, “believes”, “seeks”, “forecasts”, “estimates”, “goal”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding” or their negatives or other comparable words.

Forward-looking statements include, among other things, all statements regarding financial guidance for the fourth quarter of 2008, the offers for the shares, ADS, and OCEANEs of Wavecom, the future of the wireless modem, machine-to-machine communications and other industries, future economic and market conditions, the promise of our strategic initiatives, the business pipeline, the reaction of Wavecom’s employees, customers, suppliers, contracting parties and other stakeholders to events surrounding the Offers, projections and assumptions underlying our financial analysis of our value and the Offers, the future value of Wavecom’s tax assets, the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in Sierra Wireless’ and Wavecom’s respective filings and reports, which may be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, at the AMF’s website at www.amf-france.org, and in each of their other regulatory filings with the Securities and Exchange Commission in the United States, the Provincial Securities Commissions in Canada and the Autorité des marchés financiers in France. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this report are qualified by this cautionary statement and are made only as of the date they are made. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.